news release

Encana reaches agreement to sell its DJ Basin assets for US$900 million

Calgary, Alberta (October 8, 2015) TSX, NYSE: ECA

Encana Corporation (Encana) announced today that its wholly-owned subsidiary, Encana Oil & Gas (USA) Inc., has reached an agreement to sell its Denver Julesburg (DJ) Basin assets in Colorado to a new entity 95 percent owned by Canada Pension Plan Investment Board and 5 percent by The Broe Group. Total consideration to Encana under the transaction is approximately $900 million.

Encana will use the cash proceeds to further strengthen its balance sheet and create greater flexibility in this market environment. When combined with net proceeds from previously announced asset sales, cash proceeds from divestitures in 2015 will total approximately $2.7 billion. The company expects to have reduced its net debt in 2015 by approximately $3 billion by year-end.

“As we advance our strategy we continue to focus our portfolio and capital on our four most strategic assets, the Permian, Eagle Ford, Duvernay and Montney,” said Doug Suttles, Encana President & CEO. “Our efforts to transform our portfolio, improve efficiency and grow margins are increasing returns and strengthening our balance sheet, positioning Encana for success throughout the commodity cycle. The new entity is acquiring a quality asset along with a highly talented team.”

The transaction includes all of Encana’s DJ Basin acreage comprising 51,000 net acres. During the first half of 2015, Encana’s DJ Basin assets produced an average of 52 million cubic feet per day (MMcf/d) of natural gas and 14,800 barrels per day of crude oil and natural gas liquids. Based on Encana’s development plan at year-end 2014, estimated proved reserves were 96.8 million barrels of oil equivalent (over 40 per cent natural gas).

The sale of Encana’s DJ Basin assets is subject to satisfaction of normal closing conditions, regulatory approvals and post-closing and other adjustments. The transaction is expected to close in the fourth quarter of 2015, with an effective date of April 1, 2015.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is at a ratio of six thousand cubic feet to one barrel. A BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the well head. Readers are cautioned that BOEs may be misleading, particularly if used in isolation.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements or information (collectively, “forward-looking statements” or “FLS”) within the meaning of applicable securities legislation. FLS include, but are not limited to: expected proceeds from the sale of the DJ Basin assets and previously announced asset sales, the use of proceeds therefrom, the expectation that the respective closing conditions will be satisfied and the timing of closing thereof; the expected total reduction in net debt in 2015; the operating margins and scale of our four most strategic assets; and the ability to continue to improve efficiency and grow margins to increase returns and strengthen the balance sheet.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include, but are not limited to: the ability to satisfy closing conditions, successful closing of, and the value of post-closing and other adjustments associated with the sale of the DJ Basin assets and previously announced asset sales; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectation.

Risks and uncertainties that may affect these business outcomes include, but are not limited to: risks inherent to closing the transaction; adjustments that may reduce the expected proceeds and value to Encana; imprecision of reserves estimates; business interruption and casualty losses or unexpected technical difficulties; and other risks and uncertainties impacting Encana’s business, as described from time to time in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brendan.McCracken@encana.com

Brian Dutton

(403) 645-2285

Brian.Dutton@encana.com

Patti Posadowski

(403) 645-2252

Patti.Posadowski@encana.com

Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Simon.scott@encana.com Jay Averill Director, Media Relations (403) 645-4747 Jay.Averill@encana.com

SOURCE: Encana Corporation

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